Form 51-102F3

Material Change Report

1.         Name and Address of Company

HIGH 5 VENTURES INC.

Suite 1000, 1177 West Hastings Street.

Vancouver, British Columbia V6E 2K3

(the “Company” or “High 5”)

2.         Date of Material Change

September 4, 2013

3.         News Release

News release was issued on September 4, 2013 and disseminated via Vancouver Stockwatch, Bay Street News (Market News Publishing) and NewsFile and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.         Summary of Material Change

In respect to the Convertible Debentures that were issued by the Company to twelve arm’s length parties, the Company has elected to convert the principal amount of the Convertible Debentures together with all accrued interest into common shares of the Company. Specifically, the Company has issued 3,664,345 common shares to twelve arm’s length parties in full satisfaction of the Company’s obligations pursuant to the Convertible Debentures.

5.         Full Description of Material Change

Please see the attached News Release dated September 4, 2013 attached as Schedule “A”.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.         Omitted Information

No information has been omitted.

8.         Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.         Date of Report

This report is dated the 5th day of September, 2013.

Schedule “A”

NEWS RELEASE

Symbols: HHH - CNSX

               HHHEF - OTCQB

Conversion of Convertible Debentures

VANCOUVER, BRITISH COLUMBIA. September 4, 2013. High 5 Ventures Inc. (the “Company” or “High 5”). In respect to the Convertible Debentures that were issued by the Company to twelve arm’s length parties, the Company has elected to convert the principal amount of the Convertible Debentures together with all accrued interest into common shares of the Company. Specifically, the Company has issued 3,664,345 common shares to twelve arm’s length parties in full satisfaction of the Company’s obligations pursuant to the Convertible Debentures. Of the 3,664,345 common shares issued, 636,493 common shares are freely tradeable, 1,980,427 common shares have a hold period expiring on September 23, 2013, 414,630 common shares have a hold period expiring on October 11, 2013, and 632,795 common shares have a hold period expiring on October 27, 2013.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.